UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 17)*

Sears Holdings Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

812350106

(CUSIP Number)

Francis C. Marinelli, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 812350106

1	NAMES OF REPORTING PERSONS ESL Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 33,673,063
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 33,673,063
	10	SHARED DISPOSITIVE POWER 22,747,453
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,420,516
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 53.0% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN
(1)	Based upon 106,437,616 shares of common stock outstanding as of May 11, 2012, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended April 28, 2012 that was filed by Holdings with the Securities and Exchange Commission on May 17, 2012.

CUSIP No. 812350106

1	NAMES OF REPORTING PERSONS ESL Investors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,877,936
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,877,936
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,877,936
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.6% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO
(1)	Based upon 106,437,616 shares of common stock outstanding as of May 11, 2012, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended April 28, 2012 that was filed by Holdings with the Securities and Exchange Commission on May 17, 2012.

CUSIP No. 812350106

1	NAMES OF REPORTING PERSONS SPE I Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,939,872
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,939,872
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,939,872
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.8% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN
(1)	Based upon 106,437,616 shares of common stock outstanding as of May 11, 2012, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended April 28, 2012 that was filed by Holdings with the Securities and Exchange Commission on May 17, 2012.

CUSIP No. 812350106

1	NAMES OF REPORTING PERSONS SPE Master I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,494,783
	8	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 2,494,783
	(10)	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,494,783
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.3% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN
(1)	Based upon 106,437,616 shares of common stock outstanding as of May 11, 2012, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended April 28, 2012 that was filed by Holdings with the Securities and Exchange Commission on May 17, 2012.

CUSIP No. 812350106

1	NAMES OF REPORTING PERSONS RBS Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 42,985,654
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 42,985,654
	10	SHARED DISPOSITIVE POWER 22,747,453
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,733,107
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 61.8% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Based upon 106,437,616 shares of common stock outstanding as of May 11, 2012, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended April 28, 2012 that was filed by Holdings with the Securities and Exchange Commission on May 17, 2012

CUSIP No. 812350106

1	NAME OF REPORTING PERSON ESL Institutional Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,230
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,230
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,230
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Based upon 106,437,616 shares of common stock outstanding as of May 11, 2012, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended April 28, 2012 that was filed by Holdings with the Securities and Exchange Commission on May 17, 2012.

CUSIP No. 812350106

1	NAMES OF REPORTING PERSONS RBS Investment Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,230
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,230
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,230
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Based upon 106,437,616 shares of common stock outstanding as of May 11, 2012, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended April 28, 2012 that was filed by Holdings with the Securities and Exchange Commission on May 17, 2012.

CUSIP No. 812350106

1	NAMES OF REPORTING PERSONS CRK Partners, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 747
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 747
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 747
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO
(1)	Based upon 106,437,616 shares of common stock outstanding as of May 11, 2012, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended April 28, 2012 that was filed by Holdings with the Securities and Exchange Commission on May 17, 2012.

CUSIP No. 812350106

1	NAMES OF REPORTING PERSONS ESL Investments, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 42,996,631
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 42,996,631
	10	SHARED DISPOSITIVE POWER 22,747,453
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,744,084
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 61.8% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO
(1)	Based upon 106,437,616 shares of common stock outstanding as of May 11, 2012, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended April 28, 2012 that was filed by Holdings with the Securities and Exchange Commission on May 17, 2012.

CUSIP No. 812350106

1	NAMES OF REPORTING PERSONS Edward S. Lampert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 65,744,084
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 42,996,631
	10	SHARED DISPOSITIVE POWER 22,747,453
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,744,084
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 61.8% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN
(1)	Based upon 106,437,616 shares of common stock outstanding as of May 11, 2012, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarter ended April 28, 2012 that was filed by Holdings with the Securities and Exchange Commission on May 17, 2012.

This Amendment No. 17 to Schedule 13D (this “Amendment”) relates to shares of common stock, par value $0.01 per share (the “Holdings Common Stock”), of Sears Holdings Corporation, a Delaware corporation (“Holdings”). This Amendment No. 17 amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission by ESL Partners, L.P., a Delaware limited partnership, ESL Investors, L.L.C., a Delaware limited liability company, RBS Partners, L.P., a Delaware limited partnership, ESL Institutional Partners, L.P., a Delaware limited partnership, RBS Investment Management, L.L.C., a Delaware limited liability company, CRK Partners, L.L.C., a Delaware limited liability company, ESL Investments, Inc., a Delaware corporation, and Edward S. Lampert, a United States citizen, by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission.

The Reporting Persons (as defined below) are filing this Amendment to add SPE I Partners, LP and SPE Master I, LP as Reporting Persons and to report the agreement by ESL Partners, L.P. to distribute shares of Holdings Common Stock to limited partners of ESL Partners, L.P. in accordance with their pro rata interests in ESL Partners, L.P. Of the shares of Holdings Common Stock to be distributed, 1,939,872 will be contributed to SPE I Partners, LP and 2,494,783 will be contributed to SPE Master I, LP. The beneficial ownership of each of RBS Partners, L.P., ESL Investments, Inc. and Mr. Lampert will not change as a result of the transactions reported herein.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) This Schedule 13D is being filed by ESL Partners, L.P., a Delaware limited partnership (“Partners”), ESL Investors, L.L.C., a Delaware limited liability company (“Investors”), SPE I Partners, LP, a Delaware limited partnership (“SPE I”), SPE Master I, LP, a Delaware limited partnership (“SPE Master I”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Institutional Partners, L.P., a Delaware limited partnership (“Institutional”), RBS Investment Management, L.L.C., a Delaware limited liability company (“RBSIM”), CRK Partners, L.L.C., a Delaware limited liability company (“CRK LLC”), ESL Investments, Inc., a Delaware corporation (“ESL”), and Edward S. Lampert, a United States citizen, by furnishing the information set forth below. Partners, Investors, SPE I, SPE Master I, RBS, Institutional, RBSIM, CRK LLC, ESL and Mr. Lampert are collectively defined as the “Reporting Persons.”

Attached as Annex A hereto and incorporated herein by reference is a list containing the (a) name, (b) citizenship, (c) present principal occupation or employment and (d) the name, principal business address of any corporation or other organization in which such employment is conducted, of each director and executive officer of ESL (the “ESL Director and Officer”). Other than the ESL Director and Officer, there are no persons or corporations controlling or ultimately in control of ESL.

(b) The principal place of business of each of the Reporting Persons is 1170 Kane Concourse, Suite 200, Bay Harbor, Florida 33154.

(c) The principal business of each of the Reporting Persons is purchasing, holding and selling securities for investment purposes. RBS is the general partner of Partners, SPE I and SPE Master I and the managing member of Investors. RBSIM is the general partner of Institutional. ESL is the general partner of RBS, the sole member of CRK LLC and the manager of RBSIM. Mr. Lampert is the Chairman, Chief Executive Officer and Director of ESL. Mr. Lampert is also Chairman of the Board of Directors of Holdings. Each of the Reporting Persons may also serve as general partner or managing member of certain other entities engaged in the purchasing, holding and selling of securities for investment purposes.

(d)-(e) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or 2(e) of Schedule 13D.

(f) Partners, Investors, SPE I, SPE Master I, RBS, Institutional, RBSIM, CRK LLC and ESL are organized under the laws of the State of Delaware. Mr. Lampert is a United States citizen.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Act”), or any other purpose, the beneficial owner of any securities covered by this statement.

Each Reporting Person may be deemed to be a member of a group with respect to Holdings or securities of Holdings for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of Holdings or otherwise with respect to Holdings or any securities of Holdings or (ii) a member of any syndicate or group with respect to Holdings or any securities of Holdings.

As of June 30, 2012, the Reporting Persons may be deemed to beneficially own the shares of Holdings Common Stock set forth in the table below.

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED	PERCENTAGE OF OUTSTANDING SHARES	SOLE VOTING POWER		SHARED VOTING POWER	SOLE DISPOSITIVE POWER		SHARED DISPOSITIVE POWER
ESL Partners, L.P.	56,420,516	53.0%	33,673,063		0	33,673,063		22,747,453	(6)
ESL Investors, L.L.C.	4,877,936	4.6%	4,877,936		0	4,877,936		0
SPE I Partners, LP	1,939,872	1.8%	1,939,872		0	1,939,872		0
SPE Master I, LP	2,494,783	2.3%	2,494,783		0	2,494,783		0
RBS Partners, L.P.	65,733,107	61.8%	42,985,654	(1)	0	42,985,654	(1)	22,747,453	(6)
ESL Institutional Partners, L.P.	10,230	0.0%	10,230		0	10,230		0
RBS Investment Management, L.L.C.	10,230	0.0%	10,230	(2)	0	10,230	(2)	0
CRK Partners, L.L.C.	747	0.0%	747		0	747		0
ESL Investments, Inc.	65,744,084	61.8%	42,996,631	(3)	0	42,996,631	(3)	22,747,453	(6)
Edward S. Lampert	65,744,084	61.8%	65,744,084	(4)	0	42,996,631	(5)	22,747,453	(6)

(1)	This number consists of 33,673,063 shares of Holdings Common Stock held by Partners, 4,877,936 shares of Holdings Common Stock held in an account established by the investment member of Investors, 1,939,872 shares of Holdings Common Stock to be contributed to SPE I and 2,494,783 shares of Holdings Common Stock to be contributed to SPE Master I. RBS is the general partner of, and may be deemed to indirectly beneficially own securities held by or to be contributed to, Partners, SPE I and SPE Master I. RBS is the managing member of, and may be deemed to indirectly beneficially own securities held by, Investors.

(2)	This number consists of 10,230 shares of Holdings Common Stock held by Institutional. RBSIM is the general partner of, and may be deemed to indirectly beneficially own securities held by, Institutional.

(3)	This number consists of 33,673,063 shares of Holdings Common Stock held by Partners, 4,877,936 shares of Holdings Common Stock held in an account established by the investment member of Investors, 1,939,872 shares of Holdings Common Stock to be contributed to SPE I, 2,494,783 shares of Holdings Common Stock to be contributed to SPE Master I, 10,230 shares of Holdings Common Stock held by Institutional and 747 shares of Holdings Common Stock held by CRK LLC. ESL is the general partner of, and may be deemed to indirectly beneficially own securities that may be deemed to be indirectly beneficially owned by, RBS. ESL is the manager of, and may be deemed to indirectly beneficially own securities that may be deemed to be indirectly beneficially owned by, RBSIM. ESL is the sole member of, and may be deemed to indirectly beneficially own securities held by, CRK LLC.

(4)	This number consists of 33,673,063 shares of Holdings Common Stock held by Partners, 4,877,936 shares of Holdings Common Stock held in an account established by the investment member of Investors, 1,939,872 shares of Holdings Common Stock to be contributed to SPE I, 2,494,783 shares of Holdings Common Stock to be contributed to SPE Master I, 10,230 shares of Holdings Common Stock held by Institutional, 747 shares of Holdings Common Stock held by CRK LLC and 22,747,453 shares of Holdings Common Stock held by Mr. Lampert. Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities that may be deemed to be indirectly beneficially owned by, ESL.

(5)	This number consists of 33,673,063 shares of Holdings Common Stock held by Partners, 4,877,936 shares of Holdings Common Stock held in an account established by the investment member of Investors, 1,939,872 shares of Holdings Common Stock to be contributed to SPE I, 2,494,783 shares of Holdings Common Stock to be contributed to SPE Master I, 10,230 shares of Holdings Common Stock held by Institutional, 747 shares of Holdings Common Stock held by CRK LLC. Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities that may be deemed to be indirectly beneficially owned by, ESL.

(6)	This number consists of 22,747,453 shares of Holdings Common Stock held by Mr. Lampert. Partners has entered into a Lock-Up Agreement with Mr. Lampert that restricts the purchase and sale of securities held by Mr. Lampert. Pursuant to the Lock-Up Agreement, Partners may be deemed to have shared dispositive power over, and to indirectly beneficially own, securities held by Mr. Lampert. RBS, ESL and Mr. Lampert may also be deemed to have shared dispositive power over such securities.

(c) On June 30, 2012, Partners agreed to distribute 4,434,655 shares of Holdings Common Stock to limited partners of Partners in accordance with their pro rata interests in Partners. Of the shares of Holdings Common Stock to be distributed, 1,939,872 will be contributed to SPE I and 2,494,783 will be contributed to SPE Master I. The beneficial ownership of each of RBS, ESL, and Mr. Lampert will not change as a result of the transactions reported herein. Other than these transactions, the Reporting Persons have effected no transactions in Holdings Common Stock since June 6, 2012, the date of the most recent filing on Schedule 13D.

(d)	and (e) Not applicable.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.1	Amendment, dated March 22, 2005, to the Agreement, dated January 31, 2005, among Kmart Holding Corporation, Sears Holdings Corporation, ESL Partners, L.P., ESL Investors, L.L.C., ESL Institutional Partners, L.P. and CRK Partners II, L.P. (incorporated by reference to Exhibit L to the Amendment to Schedule 13D filed on April 1, 2005).

99.2	Acknowledgement, dated as of March 24, 2005, by Sears Holdings Corporation (relating to the assumption of the Registration Rights Agreement) (incorporated by reference to Exhibit K to the Amendment to Schedule 13D filed on April 1, 2005).

99.3	Letter Agreement, dated June 2, 2010, by and between ESL Partners, L.P. and Edward S. Lampert (incorporated by reference to Exhibit 8 to the Amendment to Schedule 13D filed on June 2, 2010).

99.4	Letter Agreement, dated June 2, 2010, by and between ESL Partners, L.P. and William C. Crowley (incorporated by reference to Exhibit 9 to the Amendment to Schedule 13D filed on June 2, 2010).

99.5	Joint Filing Agreement (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 5, 2012	ESL PARTNERS, L.P.

	By:	RBS Partners, L.P., as its general partner

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
Name: Edward S. Lampert
Title: Chief Executive Officer

ESL INVESTORS, L.L.C.

	By:	RBS Partners, L.P., as its managing member

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
Name: Edward S. Lampert
Title: Chief Executive Officer

SPE I PARTNERS, LP

	By:	RBS Partners, L.P., as its general partner

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
Name: Edward S. Lampert
Title: Chief Executive Officer

SPE MASTER I, LP

	By:	RBS Partners, L.P., as its general partner

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
Name: Edward S. Lampert
Title: Chief Executive Officer

RBS PARTNERS, L.P.

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
Name: Edward S. Lampert
Title: Chief Executive Officer

ESL INSTITUTIONAL PARTNERS, L.P.

By:	RBS Investment Management, L.L.C., as its general partner

By:	ESL Investments, Inc., as its manager

By:	/s/ Edward S. Lampert
Name: Edward S. Lampert
Title: Chief Executive Officer

RBS INVESTMENT MANAGEMENT, L.L.C.

By:	ESL Investments, Inc., as its manager

By:	/s/ Edward S. Lampert
Name: Edward S. Lampert
Title: Chief Executive Officer

CRK PARTNERS, L.L.C.

By:	ESL Investments, Inc., as its sole member

By:	/s/ Edward S. Lampert
Name: Edward S. Lampert
Title: Chief Executive Officer

ESL INVESTMENTS, INC.

By:	/s/ Edward S. Lampert
Name: Edward S. Lampert
Title: Chief Executive Officer

EDWARD S. LAMPERT

/s/ Edward S. Lampert
Edward S. Lampert

ANNEX A

The names, business addresses, present principal occupations, and citizenship of the directors and executive officers of ESL Investments, Inc. are set forth below. If no address is given, the director’s or executive officer’s principal business address is 1170 Kane Concourse, Suite 200, Bay Harbor, Florida 33154. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to ESL Investments, Inc.

Name and Business Address	Principal Occupation	Citizenship
Edward S. Lampert	Director, Chairman and Chief Executive Officer	United States

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Amendment, dated March 22, 2005, to the Agreement, dated January 31, 2005, among Kmart Holding Corporation, Sears Holdings Corporation, ESL Partners, L.P., ESL Investors, L.L.C., ESL Institutional Partners, L.P. and CRK Partners II, L.P. (incorporated by reference to Exhibit L to the Amendment to Schedule 13D filed on April 1, 2005).

99.2	Acknowledgement, dated as of March 24, 2005, by Sears Holdings Corporation (relating to the assumption of the Registration Rights Agreement) (incorporated by reference to Exhibit K to the Amendment to Schedule 13D filed on April 1, 2005).

99.3	Letter Agreement, dated June 2, 2010, by and between ESL Partners, L.P. and Edward S. Lampert (incorporated by reference to Exhibit 8 to the Amendment to Schedule 13D filed on June 2, 2010).

99.4	Letter Agreement, dated June 2, 2010, by and between ESL Partners, L.P. and William C. Crowley (incorporated by reference to Exhibit 9 to the Amendment to Schedule 13D filed on June 2, 2010).

99.5	Joint Filing Agreement (filed herewith).